File No. 069-00507

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the

Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

Wisconsin Electric Power Company

(Name of company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Wisconsin Electric Power Company, a Wisconsin corporation (“Wisconsin Electric”), located at 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin 53201, is a public utility company that generates, distributes, and sells electric energy at retail to approximately 1,068,000 customers in a territory with an estimated population of 2,300,000 in southeastern (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. Wisconsin Electric also sells electric energy at wholesale. In addition, Wisconsin Electric purchases, distributes and sells natural gas to over 428,000 retail customers and transports customer-owned gas in three distinct service areas in Wisconsin.

Subsidiaries of Wisconsin Electric consist of the following:

(a) ATC Management Inc., a Wisconsin corporation, located at N19 W23993 Ridgeview Parkway West, P.O. Box 47, Waukesha, Wisconsin 53187, is an electric utility company that operates and owns an undivided 1/1,000,000 interest in electric transmission facilities in Wisconsin, Michigan and Illinois. It has a nominal membership interest in and is the corporate manager of American Transmission Company LLC. At December 31, 2003, Wisconsin Electric held a 40.1% ownership interest in ATC Management Inc.

(b) American Transmission Company LLC, a Wisconsin limited liability company, located at N19 W23993 Ridgeview Parkway West, P.O. Box 47, Waukesha, Wisconsin 53187, is an electric utility company that owns the remaining interest in the transmission facilities that are operated by and jointly owned with ATC Management Inc. At December 31, 2003, Wisconsin Electric held a 34.6% interest in American Transmission Company LLC.

(c) Bostco LLC, a Wisconsin limited liability company, located at 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin 53201, is a company formed for the purpose of acquiring, owning, renovating, and leasing space at a building located at 331 West Wisconsin Avenue in Milwaukee, Wisconsin. At December 31, 2003, Wisconsin Electric held a 100% ownership interest in Bostco LLC.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Wisconsin Electric owns the following generating plants with the indicated net dependable capability in December 2003:

Point Beach (Wisconsin): two nuclear electric generating units with a combined net capability of 1,036 megawatts.

Oak Creek (Wisconsin): four coal-fired electric generating units with a combined net capability of 1,139 megawatts.

Presque Isle (Michigan): nine coal-fired electric generating units with a combined net capability of 618 megawatts.

Pleasant Prairie (Wisconsin): two coal-fired electric generating units with a combined net capability of 1,234 megawatts.

Port Washington (Wisconsin): three coal-fired electric generating units with a combined net capability of 225 megawatts.

Valley (Wisconsin): two coal-fired electric generating units with a combined net capability of 227 megawatts.

Edgewater (Wisconsin): a 25% undivided interest (equivalent to a net capability of 106 megawatts) in one coal-fired unit, operated by a nonaffiliated utility.

Concord (Wisconsin): four gas/oil fired combustion turbine generating units with a combined net capability of 376 megawatts.

Paris (Wisconsin): four gas/oil fired combustion turbine generating units with a combined net capability of 394 megawatts.

Milwaukee County (Wisconsin): three coal-fired electric generating units with a combined net capability of 11 megawatts.

Germantown (Wisconsin): five oil and gas-fired combustion turbine generating units with a combined net capability of 345 megawatts.

Miscellaneous (Wisconsin and Michigan): fourteen hydro plants with an aggregate net capability of 57 megawatts, and six smaller combustion turbines and diesel units and two wind turbines with a combined net capability of 43 megawatts.

At December 31, 2003, Wisconsin Electric was operating 21,878 pole miles of electric overhead distribution lines and 19,841 miles of underground distribution cable.

At December 31, 2003, Wisconsin Electric’s gas distribution system included approximately 8,844 miles of mains located in Wisconsin connected to the pipeline transmission systems of ANR Pipeline Company, Natural Gas Pipeline Company of America, Northern Natural Gas Company, and Great Lakes Transmission Company. Wisconsin Electric also owns a liquefied natural gas storage plant located in Wisconsin that converts and stores in liquefied form natural gas received during periods of low consumption, as well as propane tanks located in Wisconsin for peaking purposes.

ATC Management Inc. owns an undivided 1/1,000,000 interest and American Transmission Company LLC owns the remaining interest in a grid of transmission facilities located in Wisconsin, a portion of the Upper Peninsula of Michigan, and a very small portion of Illinois adjacent to the Wisconsin border. In Wisconsin the transmission facilities consist of approximately 6,903 circuit miles of transmission lines with ratings from 69 KV to 345 KV plus associated substations and real property interests. The two companies also own approximately 1,964 circuit miles of transmission facilities in Michigan and 10 circuit miles of transmission facilities in Illinois.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

(i) Wisconsin Electric:

30,713,844,000 kwh. of electric energy

       88,827,002 Mcf. of natural or manufactured gas

(ii) ATC Management Inc.:

None.

(iii) American Transmission Company LLC:

None.

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

(i) Wisconsin Electric:

2,935,934,000 kwh. of electric energy

                     0 Mcf. of natural or manufactured gas

(ii) ATC Management Inc.:

None.

(iii) American Transmission Company LLC:

None.

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

(i) Wisconsin Electric:

1,147,002,000 kwh. of electric energy

       8,209,966 Mcf. of natural or manufactured gas

(ii) ATC Management Inc.:

None.

(iii) American Transmission Company LLC:

None.

(d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

(i) Wisconsin Electric:

3,559,315,000 kwh. of electric energy

     72,630,499 Mcf. of natural or manufactured gas

(ii) ATC Management Inc.:

None.

(iii) American Transmission Company LLC:

None.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Neither Wisconsin Electric, ATC Management Inc., nor American Transmission Company LLC hold an interest, directly or indirectly, in an EWG or foreign utility company.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

WISCONSIN ELECTRIC POWER COMPANY

By:	/s/ Larry Salustro
Larry Salustro, Senior Vice President and General Counsel

EXHIBIT A

To be filed by amendment.

EXHIBIT B

Not Applicable.